UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 033-03328-D

ACTIONVIEW INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

4115 Blackhawk Plaza Circle, Suite 100, Danville, CA 94506
(925) 355-1567
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-6                 [ ]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date: 220

March 16, 2010	/s/ Gary Nerison
By: Gary Nerison Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, ActionView International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.